United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

March 31, 2026

Casa Shares Assets, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	93-2653532
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 West Poleline Road

Rexburg, ID 83440

(Full mailing address of principal executive offices)

949-383-0056

(Issuer’s telephone number)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this offering circular includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Casa Shares platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this offering circular are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Casa Shares platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Since its formation in July 2023, our company has been engaged in developing our business plan and offerings and acquiring our initial properties.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We would expect to elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Operating Results

Revenues are generated at the series level. For the six months ended March 31, 2026, Casa Shares Series Lorene generated $7,600 in revenues and Casa Shares Series Richmond generated $16,200 in revenues, for total revenues of $23,800. Only Series Lorene has been offered to investors.

We have incurred $18,602 in Operating Expenses for the six months ended March 31, 2026. Each series will be responsible for its own Operating Expenses, such as property taxes, property insurance, and home ownership association fees beginning on the closing date of the offering of such series.

1

Liquidity and Capital Resources

As of March 31, 2026, Series Lorene had $3,274 in cash and $42,827 of restricted cash held by the escrow agent. The Series Lorene offering closed on May 29, 2026, and the escrowed funds were released, of which $42,351 was received by Series Lorene after payment of a $426 broker-dealer fee and $50 of escrow agent wire fees.

Casa Shares Series Lorene completed the acquisition of its property on October 12, 2023. With respect to the acquisition of the Series Lorene Property from the builder/seller, Casa Shares Series Lorene issued a convertible promissory note to the manager in the amount of $41,000. We intend to repay this promissory note out of the net proceeds of the Casa Shares Series Lorene offering. The manager was repaid $20,000 in August 2025 and an additional $5,000 in January 2026. As of March 31, 2026, the amount outstanding under this promissory note was $16,000 and is in default due to the passage of the maturity date.

As of March 31, 2026, Series Richmond had $5,988 in cash.

Casa Shares Series Richmond completed the acquisition of its property on March 25, 2025. With respect to the acquisition of the Series Richmond Property from the builder/seller, Casa Shares Series Richmond issued a convertible promissory note to the manager in the amount of $455,900. We intend to repay this promissory note out of the net proceeds of the Casa Shares Series Richmond offering. During the six months ended March 31, 2026, Casa Shares Series Richmond repaid $16,839 to the manager for repayment of a portion of the promissory note and other advances. As of March 31, 2026, amounts due to the manager by Casa Shares Series Richmond totaled $445,117 in the aggregate.

Each series will repay any loans used to acquire its property with proceeds generated from the closing of the offering of such series. No series will have any obligation to repay a loan incurred by our company to purchase a property for another series.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage condominiums or single-family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

●	Recent interest rate trends may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.
●	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.
●	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

Item 2. OTHER INFORMATION

N/A

2

ITEM 3. FINANCIAL STATEMENTS

CASA SHARES ASSETS, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED MARCH 31, 2026

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS AS OF MARCH 31, 2026, AND SEPTEMBER 30, 2025	F-2
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025	F-3
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025	F-4
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025	F-5
NOTES TO CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	F-6

F-1

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

	March 31, 2026			September 30, 2025
	Series	Series		Series	Series
	Lorene	Richmond	Consolidated	Lorene	Richmond	Consolidated

ASSETS
Current assets:
Cash	$3,274	$5,988	$9,261	$9,099	$7,469	$16,568
Restricted cash held by escrow agent	42,827	-	42,827	29,035	-	29,035
Due from property manager	686	-	686	1,610	-	1,610
Property and equipment, net	211,175	443,255	654,430	214,463	449,895	664,358
Rent receivable	-	-	-	-	2,700	2,700
Total assets	$257,961	$449,243	$707,204	$254,208	$460,064	$714,272

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Security deposit	$900	$1,500	$2,400	$900	$1,500	$2,400
Due to related party	204,170	445,117	649,286	213,388	461,955	675,343
Total liabilities	205,070	446,617	651,686	214,288	463,455	677,743

Members’ equity (deficit):
Members’ capital	174,531	-	174,531	160,740	-	160,740
Accumulated deficit	(121,639)	2,626	(119,013)	(120,820)	(3,391)	(124,211)
Total members’ equity (deficit)	52,892	2,626	55,518	39,920	(3,391)	36,529
Total liabilities and members’ equity (deficit)	$257,961	$449,243	$707,204	$254,208	$460,064	$714,272

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

F-2

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

	Six months ended March 31, 2026			Six months ended March 31, 2025
	Series	Series		Series	Series
	Lorene	Richmond	Consolidated	Lorene	Richmond	Consolidated
Rental income	$7,600	$16,200	$23,800	$7,500	$-	$7,500
Total revenue	7,600	16,200	23,800	7,500	-	7,500

Operating expenses:
Depreciation	3,288	6,641	9,929	3,288	-	3,288
Insurance	373	-	373	336	-	336
Management fees	608	-	608	2,288	-	2,288
Repairs and maintenance	1,227	-	1,227	-	-	-
Property taxes	2,027	2,427	4,454	675	-	675
General and administrative	895	1,115	2,011	1,005	95	1,100

Total operating expenses	8,419	10,183	18,602	7,591	95	7,686
Operating income (loss)	(819)	6,017	5,198	(91)	(95)	(186)

Interest expense, net	-	-	-	-	-	-
Net income (loss)	$(819)	$6,017	$5,198	$(91)	$(95)	$(186)

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

F-3

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

	Series Lorene			Series Richmond			Consolidated
			Total			Total			Total
	Members’	Accumulated	Members’	Members’	Accumulated	Members’	Members’	Accumulated	Members’
	Capital	Deficit	Equity (Deficit)	Capital	Deficit	Equity (Deficit)	Capital	Deficit	Equity (Deficit)

Balances at September 30, 2024	$105,106	$(20,058)	$85,048	$-	$-	$-	$105,106	$(20,058)	$85,048
Net loss	-	(91)	(91)	-	(95)	(95)	-	(186)	(186)
Balances at March 31, 2025	$105,106	$(20,149)	$84,957	$-	$(95)	$(95)	$105,106	$(20,244)	$84,862

Balances at September 30, 2025	$160,740	$(120,820)	$39,920	$-	$(3,391)	$(3,391)	$160,740	$(124,211)	$36,529
Proceeds from offering	13,792	-	13,792	-	-	-	13,792	-	13,792
Net income (loss)	-	(819)	(819)	-	6,017	6,017	-	5,198	5,198
Balances at March 31, 2026	$174,531	$(121,639)	$52,892	$-	$2,626	$2,626	$174,531	$(119,013)	$55,518

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

F-4

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

UNAUDITED

	Six months ended March 31, 2026			Six months ended March 31, 2025
	Series Lorene	Series Richmond	Consolidated	Series Lorene	Series Richmond	Consolidated
Cash flows from operating activities:
Net income (loss)	$(819)	$6,017	$5,198	$(91)	$(95)	$(186)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	3,288	6,641	9,929	3,288	-	3,288
Changes in operating assets and liabilities:
Due from property manager	924	-	924	26	-	26
Rent receivable	-	2,700	2,700	-	-	-
Due to related party	(9,219)	(16,839)	(26,057)	-	1,000	1,000
Security deposit	-	-	-	-	-	-
Net cash used in operating activities	(5,826)	(1,481)	(7,307)	3,222	905	4,127
Cash flows from financing activities:
Proceeds from offering	13,792	-	13,792	-	-	-
Net cash provided by financing activities	13,792	-	13,792	-	-	-
Net change in cash and restricted cash	7,966	(1,481)	6,485	3,222	905	4,127
Cash and restricted cash at beginning of period	38,134	7,469	45,603	5,999	-	5,999
Cash and restricted cash at end of period	$46,100	$5,988	$52,088	$9,221	$905	$10,126

Reconciliation of cash and restricted cash:
Cash at end of period	$3,274	$5,988	$9,261
Restricted cash at end of period	42,827	-	42,827
Cash and restricted cash at end of period	$46,100	$5,988	$52,088

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Property and equipment paid by Manager	$-	$-	$-	$-	$456,536	$456,536

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

F-5

CASA SHARES ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Casa Shares Assets, LLC (the “Company”) is a Delaware Series limited liability company formed on July 17, 2023, under the laws of Delaware. Casa Shares Assets, LLC was formed to permit public investment in residential rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series,” that Casa Shares, Inc., managing member of the Company (the “Manager”) established. As a Delaware Series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

On August 22, 2023, Casa Shares Series Lorene LLC, a series of Casa Shares Assets, LLC (“Series Lorene”), was formed under the laws of Delaware. On August 24, 2023, Series Lorene entered into a contract to purchase a property located in Rexburg, Idaho, for the amount of $225,000. The property closing occurred on October 12, 2023.

On November 5, 2024, the Company formed Casa Shares Series Richmond LLC, a series of Casa Shares Assets, LLC (“Series Richmond”), for the purpose of acquiring a single-family property located in Rexburg, Idaho. The acquisition closed on March 25, 2025, for a total purchase price of $455,900.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a fiscal year-end of September 30th.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Casa Shares Assets, LLC, Series Lorene, and Series Richmond. All inter-company transactions and balances have been eliminated on consolidation.

Unaudited Interim Financial Information

The unaudited interim consolidated and consolidating statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the SEC. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary in order to make the financial statements not misleading and for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

F-6

The accompanying unaudited interim consolidated and consolidating financial statements should be read in conjunction with the Company’s audited consolidated and consolidating financial statements and the notes thereto for the year ended September 30, 2025, included in the Company’s Annual Report on Form 1-K filed with the Securities and Exchange Commission (“SEC”).

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the Operating Agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

As of March 31, 2026, and September 30, 2025, the Company had no deferred offering costs.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s financial instruments, such as cash, and due to/from related party approximate fair values due to the short-term nature of these instruments.

F-7

Management Fee

The Manager will receive from each Series an annual asset management fee equal to one and one-half percent (1.5%) of the assets of the Series under management. Additionally, pursuant to the Operating Agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the Series’ organization and offering, the Series’ operations, the acquisition of properties and in connection with third parties service providers. The Manager may also receive a portion of the property management fee and the property disposition fee as described below. The Manager reserves the right to waive any fees or reimbursements it is due in its’ sole discretion and if so, these expenses will still be recognized by the Series with a corresponding credit to contributed capital.

Property Management Fee

As compensation for the services provided by the property management company, each Series will be charged a property management fee equal to eight percent (8%) of rents collected on the Series’ property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the Manager will receive the difference as income. If the Series’ property is vacant and not producing rental income, the property management company is not entitled to a fee.

Property Disposition Fee

Upon the disposition and sale of the Series’ property, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued professional fees, property taxes, and interest payable on the Series’ mortgage.

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Company. Tenant deposit liabilities represent security deposits received by tenant customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the six months ended March 31, 2026, and 2025.

F-8

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the Manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. The Company recognizes rental revenue on a monthly basis when earned.

For the six months ended March 31, 2026, and 2025, the Company generated rental income of $23,800 and $7,500, respectively.

Comprehensive Income (loss)

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive loss is equal to net loss.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Series qualify and anticipate filing Form 8832 to elect to be taxed as a C corporation prior to the filing deadline.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

F-9

Recently Issued and Recently Adopted Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, limited cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to commence operations, generate cash flow from their rental activity and/or obtain financing from the Manager. However, there are no assurances that the Company can be successful in commencing operations, generating cash flow from their rental activities or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Series Lorene property and equipment consist of the following:

Series Lorene	March 31,	September 30,
	2026	2025
Building	$181,854	$181,854
Land	45,214	45,214
Property and equipment, at cost	227,068	227,068
Accumulated depreciation	(15,893)	(12,605)
Property and equipment, net	$211,175	$214,463

Depreciation expense was $3,288 for each of the six months ended March 31, 2026 and 2025.

F-10

Series Richmond property and equipment consist of the following:

Series Richmond	March 31,	September 30,
	2026	2025
Building	$365,229	$365,229
Land	91,307	91,307
Property and equipment, at cost	456,536	456,536
Accumulated depreciation	(13,281)	(6,641)
Property and equipment, net	$443,255	$449,895

NOTE 5: MEMBERS’ EQUITY

The Series is managed by Casa Shares, Inc., a Delaware corporation and managing member of the Company. Pursuant to the terms of the Operating Agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the Operating Agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

During the year ended September 30, 2025, the Company recorded $25,755 of deemed contributions from the Manager related to offering costs, $26,000 related to professional fees and $3,879 related to the settlement of accrued expenses. During the six months ended March 31, 2026, the Company recorded no deemed contributions from the Manager.

At March 31, 2026 and September 30, 2025, $42,827 and $29,035, respectively, of Series Lorene offering proceeds were held in escrow and classified as restricted cash. During the six months ended March 31, 2026, the Company received $13,792 of offering proceeds for Series Lorene, which were held in escrow and have been recorded as an increase in members’ capital. The Series Lorene offering closed subsequent to March 31, 2026 (see Note 8).

NOTE 6: RELATED PARTY TRANSACTIONS

The Series’ Manager, Casa Shares, Inc., is a managing member with common management of the Series.

Series Lorene

On August 22, 2023, Series Lorene executed a convertible promissory note to reimburse the Manager $41,000 for the security deposit and down payment for the Series Lorene property. The convertible note does not bear any interest. The note has a maturity date 18 months following the date on which the offering for the Series Lorene membership interests commences through an offering conducted by the Company following qualification of the Company’s Form 1-A by the Securities and Exchange Commission. Except as otherwise provided therein, the Company shall repay the outstanding principal amount of this note, in full, out of the net proceeds of the offering within fourteen days after the maturity date. If by the maturity date, Series Lorene has not raised sufficient funds in the offering to repay the principal amount of the note in full, any outstanding balance due on the principal amount shall be automatically converted into interests in Series Lorene on the same terms as offered to investors in the offering. The note commenced on October 12, 2023, at the time of the property closing. In August 2025, the Company repaid $20,000 of the outstanding principal under the note, and in January 2026 the Company repaid an additional $5,000 of the outstanding principal balance. As of March 31, 2026, the remaining balance of the convertible promissory note was in default due to the passage of the maturity date.

F-11

On August 24, 2023, Series Lorene executed a Sellers Note with the seller for the amount of $184,000 as a first loan on the Series Lorene property. The Seller Note is secured by a Deed of Trust, payable at $1,103 per month, including interest at 8% per annum for 1 year and with the entire balance due 1 year from date of the Seller Note or contract for Deed. Prepayment is allowed without penalty and there are no conversion terms. The Sellers Note commenced on October 12, 2023, at the time of the property closing. The Seller Note in the amount of $184,000 was repaid by Casa Shares, Inc. on March 15, 2024, and as such Series Lorene owes this amount to the Manager as of March 31, 2026, and September 30, 2025.

On December 18, 2023, Series Lorene entered into a grid promissory note with the Manager, pursuant to which the Manager agreed to lend Series Lorene up to a maximum of $13,310. The grid note matured and became fully payable on December 13, 2024. Interest accrued on the unpaid portion of the base amount and the unpaid portion of all advances outstanding from time to time at a fixed rate of interest equal to eight percent (8%) per annum, payable in one lump sum due on the maturity date. The Manager provided an aggregate amount of $4,436 in advances to Series Lorene under the grid note, which were fully repaid in June 2025, and accordingly no balance remained outstanding under the grid note as of March 31, 2026, and September 30, 2025.

During the six months ended March 31, 2026, and 2025, Series Lorene incurred $608 and $2,288, respectively, in management fees to the Manager. During the six months ended March 31, 2026, Series Lorene repaid $9,219 to the Manager. Amounts due to the Manager totaled $204,170 and $213,388 as of March 31, 2026, and September 30, 2025, respectively.

Series Richmond

In March 2025, Series Richmond entered into a convertible promissory note agreement (the “Note”) with Casa Shares, Inc., the Company’s managing member and related party (the “Lender”), for a principal amount of $455,900. The Note was issued in connection with the acquisition of real estate located at 623 S 2275 W, Rexburg, Idaho (the “Property”), which closed on March 25, 2025. The proceeds of the Note were used to fund the purchase of the Property on behalf of Series Richmond.

The Note does not bear interest and is repayable in full in lawful U.S. dollars out of the net proceeds of a Regulation A offering of membership interests in Series Richmond (the “Offering”). The Note matures eighteen (18) months following the commencement of the Offering (the “Maturity Date”). If sufficient proceeds are raised, repayment must occur within fourteen (14) days after the Maturity Date. In the event that Series Richmond does not raise sufficient funds in the Offering to repay the Note in full, the outstanding principal balance shall automatically convert into membership interests of Series Richmond on the same terms as offered to third-party investors.

The Note may be prepaid at any time without penalty. This amount is recorded as a related party payable on the consolidated and consolidating balance sheet. The Note is unsecured. During the six months ended March 31, 2026, Series Richmond repaid $16,839 to the Manager. Amounts due to the Manager totaled $445,117 and $461,955 as of March 31, 2026, and September 30, 2025, respectively. During the six months ended March 31, 2026 and 2025, Series Richmond incurred $0 in management fees to the Manager.

NOTE 7: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes in accordance with ASC 740, Income Taxes. Such temporary differences primarily relate to net operating loss carryforwards generated by the Company and its Series. The Company and its Series recognize deferred tax assets to the extent management believes such assets are more likely than not to be realized. Based on this evaluation, management determined that it is more likely than not that the deferred tax assets will not be realized and, accordingly, any deferred tax assets have been fully offset by a valuation allowance as of March 31, 2026, and September 30, 2025. As a result of the full valuation allowance, the Company’s effective income tax rate of 0% differs from the statutory federal income tax rate for the six months ended March 31, 2026, and 2025. As of March 31, 2026, and September 30, 2025, the Company and its Series had no unrecognized tax benefits, and no interest or penalties were recorded related to uncertain tax positions.

NOTE 8: SUBSEQUENT EVENTS

On May 29, 2026, the Series Lorene Regulation A offering closed and the funds held in escrow were released. Of the $42,827 held in escrow at March 31, 2026, $426 was paid to the placement agent as a broker-dealer fee, $50 was paid to the escrow agent for outgoing wire fees, and the remaining $42,351 was released to Series Lorene. The offering has expired and no subscriptions were accepted after March 31, 2026.

The Company has evaluated subsequent events through August 6, 2026, the date the financial statements were available to be issued, and determined that there were no other events requiring adjustment to or disclosure in the financial statements.

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ITEM 4. EXHIBITS

No.	Exhibit Description

2.1*	Certificate of Formation of Casa Shares Assets, LLC

2.2*	Operating Agreement of Casa Shares Assets, LLC

3.1*	Form of Series Designation

4.1*	Form of Subscription Agreement

4.2**	Grid Note by and between Casa Shares Series Lorene LLC, a series of Casa Shares Assets, LLC, and Casa Shares, Inc.

4.3***	Convertible Promissory Note between Casa Shares Series Lorene LLC, a series of Casa Shares, LLC, and Casa Shares, Inc. dated March 15, 2024

6.1*	Form of Broker Dealer Agreement, dated [*], 2023, between Casa Shares LLC and Rialto Markets, LLC

6.2*	Purchase and Sale Agreement dated August 14, 2023, between Teton River Lofts LLC and Casa Shares Series Lorene, a series of Casa Shares, LLC

6.3*	Form of Convertible Promissory Note between Casa Shares Series Lorene LLC, a series of Casa Shares, LLC, and Casa Shares, Inc.

6.4*	Financing Addendum between Teton River Lofts LLC and Casa Shares Series Lorene LLC, a series of Casa Shares, LLC

6.5*	Form of Property Management Agreement dated October 1, 2023, between Details Asset Management LLC and Casa Shares Series Lorene LLC, a series of Casa Shares, LLC

6.6*	Form of Software and Services License Agreement dated [*], 2023 by and between North Capital Investment Technology, Inc. and Casa Shares, Inc.

6.7****	Purchase and Sale Agreement, dated October 31, 2024, between Casa Shares Assets, LLC and Kartchner Homes, Inc.

6.8****	Convertible Promissory Note between Casa Shares Series Richmond, Casa Shares Assets, LLC, and Casa Shares, Inc.

8.1*	Escrow Agreement dated November 1, 2023, by and among North Capital Private Securities Corporation, Casa Shares, Inc. and Casa Shares Series Lorene, a series of Casa Shares, LLC

*	Included as the indicated exhibit to the Company’s Form 1-A filed with the Securities and Exchange Commission on November 22, 2023.
**	Included as the indicated exhibit to the Company’s Form 1-A filed with the Securities and Exchange Commission on February 29, 2024.
***	Included as the indicated exhibit to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 15, 2024.
****	Included as the indicated exhibit to the Company’s Form 1-A filed with the Securities and Exchange Commission on June 30, 2026.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASA SHARES ASSETS, LLC

By:	Casa Shares, Inc., its managing member

By:	/s/ Mirza Beg
Name: Mirza Beg
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Mirza Beg		Chief Executive Officer of Casa Shares Assets, LLC	August 18, 2026
Mirza Beg		(principal executive officer)

/s/ McKay Francis		Chief Financial Officer of Casa Shares Assets, LLC	August 18, 2026
McKay Francis		(principal financial and accounting officer)

Casa Shares, Inc.		Managing Member	August 18, 2026

By:	/s/ Mirza Beg
Name:	Mirza Beg
Title:	Chief Executive Officer

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